UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.	CAROACI PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.134/00001-58	CNPJ/MF No. 04.032.433/0001-80
A PUBLICLY HELD COMPANY	A PUBLICLY HELD COMPANY

RELEVANT FACT

In compliance with the provisions set out in article 157, paragraph 4, of Law 6404/76 and CVM Ruling No. 358/02, TELE NORTE LESTE PARTICIPAÇÕES S.A. ("TNL") and CAROACI PARTICIPAÇÕES S.A. disclose to the public the following Relevant Fact:

THE TRANSACTION

1.  At a meeting held on this date, the Board of Directors of TNL approved the subscription of a capital increase in the controlled company CAROACI PARTICIPAÇÕES S.A., the name of which will become CONTAX PARTICIPAÇÕES S.A. (hereinafter, "CONTAX PARTICIPAÇÕES"), and which will receive 99.9% of the shares of another controlled company TNL CONTAX S.A. ("CONTAX").

  CONTAX PARTICIPAÇÕES is a publicly held company controlled by TNL (the owner of 99.9% of the shares), duly registered with the Securities Commission, the corporate purpose of which is the participation in other companies.

  CONTAX is a company engaged in the provision of active and receiving contact center services in general, such as market surveys, telesales, collection, consumer service, and help-desk , in addition to webcall center services. From January to September 2004, CONTAX accumulated net revenues equivalent to R$413.208 million. In September 2004, approximately 59% of the CONTAX sales derived from services provided to companies of the Telemar group.

2.  At the Extraordinary General Meeting to be held on December 17, 2004, the TNL shareholders will decide on the company's capital reduction without altering the number of shares, with the consequent delivery of the shares of CONTAX PARTICIPAÇÕES to all TNL shareholders on the date the Meeting is held, in accordance to their participation in the capital stock of TNL (" Spin-off " or the "Transaction").

  TNL shall also obtain the consent of certain financial creditors, as well as submit the Transaction to its Fiscal Board and its Debenture Holders' Meeting for review.

3.  It is important to note that after the Transaction has been implemented, the shareholding control of TNL and CONTAX PARTICIPAÇÕES will continue to be held by TELEMAR PARTICIPAÇÕES S.A. , which will keep its focus on the telecommunications sector and on certain aggregated services related to such sector.

4.  The Transaction is intended to:

(i)  Add value for all TNL shareholders, which will receive shares of CONTAX PARTICIPAÇÕES (the owner of 99.9% of the CONTAX shares) that are negotiable at stock exchanges, due to the fact that the economic appraisals and forecasts made by market analysts seem not to take into account the existence of the "CONTAX" business value in the market price for the TNL shares (" hidden value "); and

(ii)  Consolidate 100% of the TNL investments in Telemar Norte Leste S.A. ("TMAR"), so as to promote the definitive alignment of the interests and business strategies of both companies.

5.  As of December 3, 2004, some documents and financial and operational information of CONTAX and CONTAX PARTICIPAÇÕES will be available to the TNL shareholders in a data room located at the headquarters of the company and on the website "www.telemar.com.br/ri". Any consultation with the data room must be scheduled by the shareholders through telephone number (21) 3131-1315, with Mr. José Carlos dos Santos .

6. If the Transaction is approved as per item 2 above, the shares of CONTAX PARTICIPAÇÕES are expected to be traded on the São Paulo Stock Exchange – BOVESPA as from the second fifteen-day period of February 2005.

DETAILS OF THE TRANSACTION

7. CONTAX PARTICIPAÇÕES will have its capital stock increased by R$ 223,708,116.10 and its capital reserves increased by R$ 50,000,000.00, and such increase will be subscribed by TNL and paid up with:

(i)  all of the shares issued by CONTAX and held by TNL, equivalent to the CONTAX Net Worth as of the base date of October 31, 2004, appraised at R$ 126,030,095.30, according to the Appraisal Report of Apsis Consultoria Empresarial , dated November 9, 2004;

(ii)  a credit held by TNL against CONTAX in the amount of R$ 57,678,020.82, resulting from a loan agreement previously entered into between such companies, as per the Appraisal Report of Apsis Consultoria Empresarial , dated November 15, 2004; and

(iii)  Brazilian currency, in the amount of R$ 90,000,000.00, the purpose of which is to permit that CONTAX will have sufficient capital of its own for different growth scenarios, irrespective of any third-party funds.

8. Subject to approval at the TNL Meeting, the capital stock of TNL will be reduced by an amount corresponding to the investment held by TNL in CONTAX PARTICIPAÇÕES, after implementing the increase in capital and reserves mentioned above, according to the Appraisal Report for the Book Net Worth of CONTAX PARTICIPAÇÕES, to be prepared by Apsis Consultoria Empresarial , at the base date of November 30, 2004. Accordingly, the shares of CONTAX PARTICIPAÇÕES will be delivered to all the shareholders of TNL on the date the Meeting is held, in accordance to their participation in the capital of TNL. In order to carry out such delivery and to initiate the trading of the CONTAX PARTICIPAÇÕES shares at BOVESPA, the TNL creditors shall observe the period of sixty (60) days as from publication of the minutes of such Meeting for purposes of filing an opposition, pursuant to article 174 of Law 6404/76.

  TNL's Executive Committee believes that there is no reason for the creditors to file an opposition, since the Transaction will not entail any material effects on the Net Worth of TNL (considering that the investment in CONTAX PARTICIPAÇÕES, after the transactions described in items 7 and 8 above, will represent less than three percent (3%) of the Net Worth of TNL).

9. As part of the implementation of the Transaction and subject to review by the Extraordinary General Meetings of TNL and TMAR:

(i)  CONTAX and TMAR shall enter into an option agreement for the purchase and sale of a real property (building), whereby TMAR will be allowed to acquire such asset from CONTAX for the price of R$ 17,210,748.02, as determined by the Appraisal Report prepared by Cushman & Wakefield and dated October 15, 2004, since such building was constructed on a plot of land owned by TMAR and has not been used by CONTAX for the execution of its activities; and

(ii)  CONTAX will purchase from TMAR certain assets (machinery and equipment), for the price of R$ 29,544,621.00, as determined by the Appraisal Report prepared by Bretas e Associados Engenharia e Consultoria , dated November 22, 2004, since such assets were originally acquired by TMAR and have been used by CONTAX for the provision of services to TMAR; and

(iii)  CONTAX, TMAR and OI (TNL PCS S.A.) will enter into new Service Agreements for Call Center ; and

(iv)  CONTAX and TMAR will enter into a new Telecommunications Service Agreement.

  The agreements referred to in items 9(iii) and 9(iv) above shall be executed on an arm's length basis and subject to market conditions, on the same conditions set out in similar agreements executed between CONTAX and TMAR, and their other clients.

10. CONTAX PARTICIPAÇÕES will submit:

(i)  A request to BOVESPA for trading of its securities in such institution, and

(ii)  An Exemption Request and a No Action Lette r to the Securities and Exchange Commission – SEC (the agency that regulates the US securities market, in which the ADRs of TNL are registered), so that the registration of the CONTAX PARTICIPAÇÕES shares with SEC and the New York Stock Exchange – NYSE will not be needed .

11. The Board of Directors of TNL also approved, on this same date, the closing of the Stock Repurchase Program of TNL now in course, with a view to causing this Transaction to be more transparent. The new stock repurchase program will be proposed in due course. Disclosure of this relevant fact is being made on the date hereof by means of specific notice.

12. On December 2, 2004 the following meetings will be convened (i) Meeting of the Fiscal Board of TNL, (ii) Meeting of the Board of Directors of TMAR, (iii) Special Meeting of Debenture Holders of TNL (to be held on December 17 th ), and (iv) Extraordinary General Meetings of TNL and TMAR (to be held on December 17 th ), to which the matters related to this Transaction will be submitted, according to the authority of each agency and each company.

Rio de Janeiro , November 26, 2004.

Marcos Grodetzky Investors Relations and Finance Officer of Tele Norte Leste Participações S.A.	Luiz Eduardo Falco Pires Corrêa Investors Relations Officer of Caroaci Participações S.A.